 Exhibit 99.1

Golden Star Announces Commencement of Stoping from Wassa Underground

TORONTO, July 12, 2016 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that pre-commercial production has commenced at its Wassa Underground Mine in Ghana ("Wassa Underground"), as scheduled.

The successful blasting of the first stope in the F Shoot of Wassa Underground took place on July 10, 2016 delivering the first ore from the new underground mine to the Wassa processing plant.  This first stope was mined using longitudinal longhole open stoping, utilizing remote control scoops for ore loading and then hauled to surface via 50 tonne trucks.

The first stope is in the upper part of the F Shoot, which is one of the more moderate grade areas of the deposit.  The higher grade areas within the B Shoot are scheduled to be accessed in early 2017.

Wassa Underground is expected to achieve commercial production in early 2017, at which time it is expected to deliver 2,000-2,500 tonnes of ore per day.  The development rate at Wassa Underground is currently 10 to 12 metres per day and it is expected to continue to increase throughout the second half of 2016.  Ore from Wassa Underground will be mined in conjunction with ore from the Wassa Main pit and blended for feeding to the processing plant.

Wassa Underground has Probable Mineral Reserves of 5,397,000 tonnes at a grade of 4.59 grams of gold per tonne for 796,000 ounces of gold.  Wassa Underground is forecast to produce 20,000-25,000 ounces of pre-commercial gold production in 2016 and it remains on track to achieve this.  Production from the combined Wassa Main pit and Wassa Underground operations is expected to be 120,000-135,000 ounces of gold in 2016 and average life of mine combined production is anticipated to be 163,000 ounces of gold per annum.

Golden Star's total production in 2016 is expected to be between 180,000-205,000 ounces of gold with cash operating costs of US$815-US$925 per ounce (see "Non-GAAP Financial Measures" below).

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"I am delighted to announce that pre-commercial production has commenced at our Wassa Underground mine. It is a credit to the operational team at Wassa that we delivered the first ore from Wassa Underground within the timeframe expected and it remains on track to contribute 20,000-25,000 ounces of gold to our 2016 production.  The blasting of the first stope at Wassa Underground is the first of two major operational milestones that we are targeting during the course of the next 12 months.  The second milestone will be the blasting of the first stope at Prestea Underground, which is anticipated to occur in mid-2017.  Once these milestones have been achieved, Golden Star will be well-positioned as a high grade, low cost gold producer."

Golden Star will announce its second quarter financial results after market close on July 27th, 2016, as previously announced.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to:  the Company's strategy of transforming its business to being a high grade, lower cost producer; the timing for accessing higher grade ore and commencing commercial production at Wassa Underground; the tonnes per day to be delivered at commercial production; the increase in the development rate at Wassa Underground; the timing of Prestea Underground first production; Mineral Reserve estimates at Wassa Underground, and production and cash operating cost estimates for 2016.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration and development activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; changes in governmental regulations and requirements; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the risks related to indebtedness and the service of such indebtedness; and the availability of financing on acceptable terms or at all. There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts.  While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.  Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release.

Non-GAAP Financial Measures

In this press release, we use the term "cash operating cost per ounce".  This term should be considered to be a non-GAAP financial measure as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. Golden Star uses cash operating cost per ounce as a key operating indicator. Golden Star monitors this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. Golden Star provides this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

These non-GAAP financial measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP financial measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.  Additional scientific and technical information relating to Wassa Underground is contained in the Company's technical report, available at www.sedar.com, titled "NI 43-101 Technical Report on Feasibility Study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014 and filed on May 8, 2015.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 12-JUL-16